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02021464

SEC FILE NUMBER

8- 50864

RECEIVED MAR 11 2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PRINCETON FINANCIAL GROUP LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

825 GEORGES ROAD
(No. and Street)

NORTH BRUNSWICK	NJ	08902
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SCOTT & GUILFOYLE, CPAs
(Name — *if individual, state last, first, middle name*)

5 DAKOTA DRIVE, SUITE 206	LAKE SUCCESS	NEW YORK	11042
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/20/02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ANDRE J. BAKHOS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PRINCETON FINANCIAL GROUP LLC, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

MANAGING MEMBER

Title

Notary Public

Darlene J. DeSantis
Notary Public
State of New Jersey
No. 2274710
Commission expires April 27, 2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRINCETON FINANCIAL GROUP LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2001

PRINCETON FINANCIAL GROUP LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2001

INDEX

SCOTT & GUILFOYLE
Certified Public Accountants
5 DAKOTA DRIVE - SUITE 206
LAKE SUCCESS, NEW YORK 11042

PAUL J. SCOTT, C.P.A.
RICHARD T. GUILFOYLE, C.P.A.

(516) 775-9600
FAX (516) 328-6638

INDEPENDENT AUDITOR'S REPORT

To the Stockholders of
Princeton Financial Group LLC

We have audited the accompanying statement of financial condition of Princeton Financial Group LLC as of December 31, 2001 and the related statements of loss, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Princeton Financial Group LLC as of December 31, 2001, and the results of its operations and changes in financial position for the year then ended in conformity with U. S. generally accepted accounting principles.

Scott & Guilfoyle
Lake Success, New York
February 15, 2002

PRINCETON FINANCIAL GROUP LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

ASSETS	
Cash	$ 49
Investment money fund	104,627
Receivable from brokers and dealers	61,813
Fixed assets & organization costs (net of accumulated Depreciation and amortization of $58,787)	4,738
Other assets	53,541
Security deposit	8,625
TOTAL ASSETS	$ 233,393

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accrued expenses and taxes	$ 29,931
Deferred tax liability	6,506
TOTAL LIABILITIES	36,437
MEMBERS' EQUITY	
Members' capital	180,000
Retained earnings	16,956
TOTAL MEMBERS' EQUITY	196,956
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 233,393

The accompanying notes are an integral part of these financial statements.

PRINCETON FINANCIAL GROUP LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED
DECEMBER 31, 2001

	Members' Capital	Retained Earnings	Total Members' Equity
BEGINNING MEMBERS' EQUITY	$ 180,000	$ 63,342	$ 243,342
Net loss for the year ended December 31, 2001	0	(46,386)	(46,386)
ENDING MEMBERS' EQUITY	$ 180,000	$ 16,956	$ 196,956

The accompanying notes are an integral part of these financial statements.

PRINCETON FINANCIAL GROUP LLC
STATEMENT OF LOSS
FOR THE YEAR ENDED
DECEMBER 31, 2001

REVENUES	
Commissions	$ 1,458,629
Interest and dividends	5,424
Realized capital gains (losses)	(5,772)
Errors	142,635
Total	1,600,916
OPERATING EXPENSES	
Officer salaries	496,000
Other salaries	467,206
Payroll taxes	47,530
Floor brokerage	176,936
Clearing expenses	90,358
Financial publications	33,925
Track data and telecom charges	26,914
Filing and stock exchange fees	7,052
Travel and entertainment	36,144
Rent	54,571
Equipment lease	31,569
Soft dollar expense	35,371
Charity	2,300
Office and postage	7,584
Professional	23,250
Telephone	20,816
Insurance and hospitalization	64,037
Miscellaneous	32,964
Depreciation and amortization	22,996
TOTAL OPERATING EXPENSES	1,677,523
LOSS BEFORE TAXES	(76,607)
INCOME TAX BENEFIT	(30,221)
NET LOSS	$(46,386)

The accompanying notes are an integral part of these financial statements.

PRINCETON FINANCIAL GROUP LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED
DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$(46,386)
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	22,996
(Increase) decrease in:	
Receivable from brokers and dealers	230,582
Investment money fund	(104,627)
Other assets	(22,462)
Decrease in:	
Accrued expenses	(60,692)
Deferred tax liability	(17,341)
NET CASH PROVIDED BY OPERATING ACTIVITIES	2,070
CASH FLOWS FROM INVESTING ACTIVITIES	
Acquisition of fixed assets	(18,257)
NET CASH USED BY INVESTING ACTIVITIES	(18,257)
NET DECREASE IN CASH	(16,187)
CASH - Beginning of year	16,236
CASH – End of year	$ 49
SUPPLEMENTAL CASH FLOW INFORMATION	
Interest paid	$ 13,165
Income taxes paid	$ 6,672

The accompanying notes are an integral part of these financial statements.

PRINCETON FINANCIAL GROUP LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Princeton Financial Group LLC was formed as a limited liability company in New Jersey on January 28, 1999 and will expire on December 31, 2050. The Company is a registered broker/dealer with the Securities & Exchange Commission (SEC) and is a member of The National Association of Securities Dealers (NASD). They are engaged primarily in the execution of stock transactions for institutional customers. All customer accounts are on a fully disclosed basis and not held by the Company.

Securities Transactions

All customer's securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Property and equipment

Property and equipment are stated at cost and consist of office equipment and furniture. Depreciation is computed using the straight line and accelerated methods using estimated useful lives of the related asset of five to seven years. Organization costs are amortized over a five year period. Depreciation and amortization expense for the year amounted to $22,996.

Cash equivalents

For the purpose of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business. Cash balances at brokers are deemed a receivable or payable.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of accounts receivable, accumulated depreciation and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Clearing Account

The Company is required to keep a minimum balance of $100,000 with their clearing firm.

PRINCETON FINANCIAL GROUP LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 2 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to minimum net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $127,959, which was $27,959 in excess of its required net capital of $100,000. The net capital rule and requirements may effectively restrict capital withdrawals.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company has loaned monies to a member for which no interest is charged. There is no agreement as to how or when the loan will be repaid. At December 31, 2001, the Company had a receivable of $35,000 to the member.

NOTE 4 - LEASE COMMITMENTS

The Company has entered into a lease for office space in North Brunswick, New Jersey for a five-year period commencing August 1, 2000. The annual base rent is $53,424 and is subject to certain operating cost escalations. Rent expense for the year was $54,571. The following is a schedule by years of future minimum rentals under the lease. For the year ended December 31:

2002	55,356
2003	57,040
2004	59,208
2005	40,432

NOTE 5 - CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The majority of the Company's cash is held in one New Jersey based commercial bank which from time to time holds balances in excess of federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

PRINCETON FINANCIAL GROUP LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 6 - INCOME TAXES

The net deferred tax assets (liability) consisted of the following components as of December 31, 2001:

Deferred tax assets related to:	
Accrued expenses	$ 6,801
Contribution carryfoward	1,848
Deferred tax liability related to:	
Receivable from broker/dealers	(14,214)
Other	(941)
Net deferred tax liability	$(6,506)

The components giving rise to the net deferral tax assets (liability) described above have been included in the accompanying balance sheet as of December 31, 2001 as a deferred income tax liability of $6,506.

Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences are expected to be available to reduce taxable income. The provision for income taxes (reduction) for the period ended December 31, 2001 consisted of the following:

Current income tax	$(29,045)
Deferred income tax	(17,341)
Total	$(46,386)

As of December 31, 2001, the Company has a carryfoward contribution deduction of approximately $8,035 for income tax purposes. The Company has recorded a deferred tax asset of $1,848 related to these items.

NOTE 7 - OFF-BALANCE SHEET RISK

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

SUPPLEMENTARY INFORMATION

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To The Members of
Princeton Financial Group LLC

We have audited the accompanying financial statements of Princeton Financial Group LLC for the year ended December 31, 2001, and have issued our report thereon dated February 15, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules of computation of net capital, computation of basic net capital requirement, reconciliation of audited net capital and net capital per Focus Report Part IIA, and statement of changes in ownership equity is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lake Success, New York
February 15, 2002

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER		
PRINCETON FINANCIAL GROUP LLC	as of	12/31/01

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 196,596	[3480]
2. Deduct ownership equity not allowable for Net Capital			( )	[3490]
3. Total ownership equity qualified for Net Capital			196,596	[3500]
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				[3520]
B. Other (deductions) or allowable credits (List)				[3525]
5. Total capital and allowable subordinated liabilities			$ 196,596	[3530]
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 66,904	[3540]		
B. Secured demand note deficiency		[3590]		
C. Commodity futures contracts and spot commodities-proprietary capital charges		[3600]		
D. Other deductions and/or charges		[3610]	(66,904)	[3620]
7. Other additions and/or allowable credits (List)				[3630]
8. Net Capital before haircuts on securities positions			$ 129,692	[3640]
9. Haircuts on securities (computed, where appliicable, pursuant to 15c3-1(f)) :				
A. Contractual securities commitments	$	[3660]		
B. Subordinated securities borrowings		[3670]		
C. Trading and investment securities:				
1. Exempted securities		[3735]		
2. Debt securities		[3733]		
3. Options		[3730]		
4. Other securities	2,093	[3734]		
D. Undue concentration		[3650]		
E. Other (List)		[3736]	(2,093)	[3740]
10. Net Capital			$ 127,599	[3750]

OMIT PENNIES

See auditor's report on supplementary information.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER			
PRINCETON FINANCIAL GROUP LLC		as of	12/31/01

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	2,429	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	100,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	100,000	3760
14. Excess net capital (line 10 less 13)	$	27,599	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	123,955	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	36,437	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
19. Total aggregate indebtedness				$	36,437	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)				%	29	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)				%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See auditor's report on supplementary information.

PRINCETON FINANCIAL GROUP LLC
RECONCILIATION OF AUDITED NET CAPITAL
AND NET CAPITAL PER FOCUS REPORT PART IIA
DECEMBER 31, 2001

OWNERSHIP EQUITY – January 1, 2001	$ 243,342
NET LOSS – For the year ended December 31, 2001	(46,386)
TOTAL OWNERSHIP EQUITY - December 31, 2001	196,956
LESS: NON-ALLOWABLE ASSETS	66,904
Haircuts – Other securities	2,093
NET CAPITAL PER REPORT	127,959
NET CAPITAL PER FOCUS REPORT PART IIA	134,465
DIFFERENCE	$(6,506)

The difference between the audited computation of net capital and the focus report computation of net capital is due to deferred taxes.

See auditor's report on supplementary information.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER PRINCETON FINANCIAL GROUP LLC

For the period (MMDDYY) from 01/01/01 to 12/31/01

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 243,342	4240
A. Net income (loss)			(46,386)	4250
B. Additions (includes non-conforming capital of	$	4262)		4260
C. Deductions (includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (from item 1800)			$ 196,956	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (from item 3520)	$	4330

OMIT PENNIES

See auditor's report on supplementary information.

SCOTT & GUILFOYLE
Certified Public Accountants
5 DAKOTA DRIVE - SUITE 206
LAKE SUCCESS, NEW YORK 11042

PAUL J. SCOTT, C.P.A.
RICHARD T. GUILFOYLE, C.P.A.

(516) 775-9600
FAX (516) 328-6638

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To The Members of
Princeton Financial Group LLC

In planning and performing our audit of the financial statements and supplemental schedules of Princeton Financial Group LLC (the Company) for the year ended December 31, 2001, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two objectives of

internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the proceeding.

Because of inherent limitation in any internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplishes the objectives referred to in the second paragraph of this reports are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Scott & Guilfoyle

Lake Success, New York
February 15, 2002